SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on December 3, 2025.

BUENOS AIRES, ARGENTINA – December 4, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 29.6 million according to the following information:

Series L Notes

Amount Offered: USD 35,388,633
Amount to be Issued: USD 29,575,225
Currency: USD
Interest Rate: 7.25%
Issuance and Settlement Date: December 10, 2025
Maturity Date:  March 10, 2029
Issuance Price: 100.00% Face Value
Interest payments: Semiannually starting on September 10, 2026 except for the first Interest Payment Date, which shall occur 9 (nine) months after the Issue and Settlement Date.
Principal amortization: Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

December 4, 2025

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